EXHIBIT 12

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Quarter

(Unaudited)
In millions	2004	2003

Fixed charges:
Total interest expense (including $4 and $2 of capitalized interest in 2004 and 2003, respectively)	$ 226	$ 230
One-third of rent expense	8	10

Total fixed charges	234	240

Add:
Income (loss) before income taxes and accounting change	217	(116)
Interest capitalized	(4)	(2)

	213	(118)

Earnings for fixed charges	$ 447	$ 122

Ratio of earnings to fixed charges

(a) Fixed charges exceeded earnings by $118 million.